WILLIAMSBURG INVESTMENT TRUST

Filed VIA EDGAR

September 25, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Williamsburg Investment Trust (the “Trust”)

  File Nos. 811-05685 and 33-25301

Ladies and Gentlemen:

Set forth below is a summary of oral comments provided on September 7, 2023, by Ms. Kim McManus of the Securities and Exchange Commission’s staff (the “Staff”), relating to the Trust’s Post-Effective Amendment No. 81, filed on August 17, 2023 (Accession No. 0001580642-23-004290) for the purpose of registering a new series of the Trust, the Davenport Insider Buying Fund (the “Fund”). For your convenience, a summary of the Staff’s comments is in italics below, and the Registrant’s response follows each comment.

PROSPECTUS

Risk/Return Summary: Principal Investment Strategies

1. Staff Comment: If the Fund will invest in Special Purpose Acquisition Companies (“SPACs”), please disclose and explain how these investments fit into the Fund’s investment strategy.

RESPONSE: The Fund will not invest in SPACs.

2. Staff Comment: Please add disclosure on the risk factors of considering insider purchase activity as a reliable signal of the merits of an investment.

RESPONSE: The Fund will replace the Management Risk disclosure with following risk disclosure:

Management Risks. The success of the Fund’s investment program depends largely on the Advisor’s skill in assessing a company’s potential for capital appreciation and the Advisor’s ability to discern if insider purchase activity in a company has favorable investment potential. If the Advisor’s opinion about a company’s capital appreciation or favorable investment potential based upon insider purchase activity is incorrect, a stock may not achieve the price appreciation anticipated by the Advisor and the securities in the Fund’s portfolio may not perform as well as the market as a whole or produce the intended results. A stock with capital appreciation characteristics may have sharp price declines due to decreases in current or expected earnings.

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Comments 3-5 are related to the following disclosures in the principal investment strategy section:

In determining whether a company has the potential for appreciation, the Advisor will focus on several criteria, including, among other things:

•	Insider buying of the company’s stock by management and/or Board members
•	wide economic moat (competitive advantage that may be difficult to replicate)
•	financial flexibility
•	above-average growth – the company has a favorable trajectory of revenue, earnings and cash flow growth versus the broader market, as measured by companies in the S&P 500 Index®.
•	above-average returns on capital
•	below average valuation – the company’s shares are trading at a below-average valuation multiple on an absolute basis, or on a relative basis as measured by its competitors and/or companies in the S&P 500 Index®.

3. Staff Comment: Please expand disclosure under the “financial flexibility” bullet noted above.

RESPONSE: The Fund will add the marked language as noted below.

•	financial flexibility - the company has the ability to self-finance its growth through internally generated cash flow and to efficiently direct its free cash flow through capital expenditures, acquisitions, share buybacks, dividends, and/or debt paydown.

4. Staff Comment: The Staff notes that the Fund has the ability to invest in securities with different market capitalizations. Please explain the basis for the statement in the below average valuation bullet noted above that Davenport & Company LLC (the “Advisor”) will measure a company’s potential for above-average growth and below average valuation by companies in the S&P 500 Index.

RESPONSE: The Fund will revise its market capitalization disclosures as follows:

The Advisor does not limit the Fund’s investments to any particular market capitalization; however, the Fund typically expects to focus its investments in companies having a market capitalization of $5 billion or more at the time of purchase. The market capitalization of the companies in the Fund’s portfolio may fluctuate over time. The Fund is not required to sell the stock of a company if the company’s market capitalization falls below $5 billion. At any time, the Fund may invest a portion of its assets in small, unseasoned companies.

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5. Staff Comment: Please expand the “Above-average returns on capital” bullet noted above.

RESPONSE: The Fund will add the marked language, as noted below.

•	above-average returns on capital – the company has the ability to generate above-average returns on equity, assets, or invested capital.

6. Staff Comment: Please explain the basis for the statement that the Advisor may consider the amount of insider ownership or insider purchase activity in a company in light of the provisions of Rule 35d-1 of the Investment Company Act of 1940 regarding the use of investment company names (the “Fund Names Rule”). The Staff reminds the Trust that the Fund Names Rule requires an investment company with a name that suggests a particular investment emphasis to invest in a manner consistent with its name.

Please indicate if the amount of insider ownership in a company is a consideration in the investment selection process.

RESPONSE: As the Fund’s name does not fall within the categories set forth in paragraphs (a)(1) through (a)(4) of Rule 35d-1(a)(1)-(4), the Fund is not subject to the Names Rule. Nevertheless, the Fund will revise the disclosure below to reflect that (i) the Advisor will focus on the amount of insider purchase activity in the stock selection process and (ii) the amount of insider ownership in a company will not be a primary consideration.

“In selecting investments for the Fund, the Advisor will focus, among other matters, on the amount of insider purchase activity in a company by a director, officer or executive within that company in an effort to discern if a company has favorable investment potential, based on the thesis that corporate insiders may know more about the prospects of a company than other investors. When considering the extent of insider purchase activity in a company, the Advisor uses public information from Securities and Exchange Commission filings on corporate insider buying and selling activities. In analyzing the buying and selling activities of corporate insiders, the Advisor considers various factors, such as the position of the insider within the company, possible motivations, trade volumes, and insider trading trends. The Advisor may also take into account the amount of insider ownership in a company by a director, officer or executive, as a secondary consideration.”

Risk/Return Summary/Expense Table

7. Staff Comment: Because the Fund may invest in exchange-traded funds (“ETFs”), please consider if the amount of investments in ETFs and other underlying funds (“Acquired Funds”) will exceed 0.01% of the Fund’s annual average net assets. If so, please include these fees in the Expense Table in a separate line item, “Acquired Fund Fees and Expenses.”

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RESPONSE: The Advisor does not expect the Fund’s investments in Acquired Funds to exceed 0.01% of its net assets during the Fund’s initial fiscal period ending March 31, 2024. Therefore, the Fund has not included a separate line item for Acquired Fund Fees and Expenses in the fee table.

8. Staff Comment: In the description of the Fund’s investments in foreign issuers, please indicate if the Fund intends to invest in emerging market securities. If so, expand the foreign risk disclosure to include the risks of investing in emerging market securities.

RESPONSE: The Advisor does not intend to invest in emerging market securities.

9. Staff Comment: If the Advisor intends to focus on a particular sector or sectors when the Fund begins operations, please supplement the sector risk disclosure to identify those sectors and the risks of investing in those sectors.

RESPONSE: The Advisor does not intend to focus on any particular sector at the commencement of the Fund’s operations.

If you have any further questions or comments, please contact me at 513-346-4181 or bsanten@ultimusfundsolutions.com.

Sincerely,

/s/ Betsy Santen

Betsy Santen

Assistant Secretary

Ultimus Fund Solutions, LLC	225 Pictoria Drive, Suite 450	Phone: 513 587 3400
www.ultimusfundsolutions.com	Cincinnati, Ohio 45246	Fax: 513 587 3450

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